Exhibit 99.1

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 18, 2021 to its short form base shelf prospectus dated June 16, 2021.

Uranium Royalty Corp. Enters into Strategic Supply Stream with CGN Global

Vancouver, BC, Canada - December 2, 2021 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) is pleased to announce that it has entered into a Supply Stream Agreement with CGN Global Uranium Limited to purchase 500,000 pounds of U3O8 from CGN delivered at Cameco from 2023 through 2025 at a weighted average price of $47.71 per pound (fixed prices and delivery dates). 300,000 pounds of U3O8 will be delivered on October 20, 2023, and additional 100,000 pounds of U308 each to be delivered on June 14, 2024 and April 2, 2025.

CGN Global (subsidiary of CGN Mining Company Limited) is the overseas nuclear fuel business platform of China General Nuclear Power Group (CGN), the world’s third largest, and China’s biggest nuclear power operator with 25 units in operation (28.26GWe installed capacity). CGN is also one of the world’s largest nuclear power constructors with 6 units (7GWe installed capacity) under construction and has uranium production ownership interests in the Husab Mine in Namibia and the Ortalyk, Irkol and Semizbay Operations in Kazakhstan.

Scott Melbye, CEO, commented: “In addition to attractive pricing, this strategic supply stream will provide URC with access to physical uranium in a timeframe, 2023-2025, where industry analysts forecast large 45-50 million pound annual supply deficits between production and reactor requirements at a time utility procurement volumes are expected to return to higher levels. As payment is made at the time of delivery, it requires no cash outlay today.”

Mr. Melbye continued: “This transaction establishes another key relationship with one of the world’s leading nuclear energy companies, which combined with our existing Kazatomprom supply options through Yellow Cake Plc, positions URC with access to world-class, flexible, uranium supplies.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the Nasdaq. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Forward Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the Company’s expectations regarding uranium supply, demand and markets generally and the benefits of the uranium purchase arrangements described herein. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, fluctuations in uranium demand; risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange (the “TSX-V”) nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.